

December 23, 2013

<u>Via Facsimile</u>
Todd S. Hyatt
Chief Financial Officer
IHS, Inc.
15 Inverness Way East
Englewood, CO 80112

>     Re:     **IHS, Inc.**
>             **Form 10-K for the Fiscal Year Ended November 30, 2012**
>             **Filed January 18, 2013**
>             **File No. 1-32511**

Dear Mr. Hyatt:

        We refer you to our comment letter dated November 25, 2013 regarding business contacts with Syria, Sudan and Cuba.  We have completed our review of this subject matter.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Cecilia Blye

                                        Cecilia Blye, Chief
                                        Office of Global Security Risk

cc:     Barbara Jacobs
        Assistant Director
        Division of Corporation Finance